UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Trajectory Alpha Acquisition Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

89301B203 **
(CUSIP Number)

December 10, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant (the Units).

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 89301B203

1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  198,247

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  198,247

9
Aggregate Amount Beneficially Owned by Each Reporting Person

198,247

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.3%

12
Type of Reporting Person (See Instructions)

PN


CUSIP No.89301B203

1
Names of Reporting Persons

ACM ASOF VII (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  278,141

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  278,141

9
Aggregate Amount Beneficially Owned by Each Reporting Person

278,141

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.9%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.
89301B203

1
Names of Reporting Persons

ACM Alameda Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  174,487

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  174,487

9
Aggregate Amount Beneficially Owned by Each Reporting Person

174,487

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.2%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.89301B203

1
Names of Reporting Persons

ACM Alamosa (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
Sole Voting Power


  0

6
  Shared Voting Power


  555,984

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  555,984

9
Aggregate Amount Beneficially Owned by Each Reporting Person

555,984

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

3.7%

12
Type of Reporting Person (See Instructions)

PN


CUSIP No.89301B203

1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  1,206,859

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,206,859

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,206,859

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

8.0%

12
Type of Reporting Person (See Instructions)

IA, PN


CUSIP No.89301B203

1
Names of Reporting Persons

Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  278,141

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  278,141

9
Aggregate Amount Beneficially Owned by Each Reporting Person

278,141

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.9%

12
Type of Reporting Person (See Instructions)

OO




CUSIP No.89301B203

1
Names of Reporting Persons

Corbin Capital Partners GP, LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5
  Sole Voting Power


  0

6
  Shared Voting Power


  278,141

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  278,141

9
Aggregate Amount Beneficially Owned by Each Reporting Person

278,141

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.9%

12
Type of Reporting Person (See Instructions)

OO


CUSIP No.89301B203

1
Names of Reporting Persons

Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  278,141

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  278,141

9
Aggregate Amount Beneficially Owned by Each Reporting Person

278,141

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.9%

12
Type of Reporting Person (See Instructions)

IA, PN



Item 1(a).	Name of Issuer:

	Trajectory Alpha Acquisition Corp.

Item 1(b).	Address of Issuers Principal Executive Offices:

       99 Wall Street, #5801, New York, New York 10005

Item 2(a).	Name of Person Filing:

        This Statement is filed on behalf of the following persons (collectively, the Reporting Persons):

i.	Atalaya Special Purpose Investment Fund II LP (ASPIF II);
ii.	ACM ASOF VII (Cayman) Holdco LP (ASOF);
iii.	ACM Alameda Special Purpose Investment Fund II LP (Alameda);
iv.	ACM Alamosa (Cayman) Holdco LP (Alamosa);
v.	Atalaya Capital Management LP (ACM);
vi.	Corbin ERISA Opportunity Fund, Ltd. (CEOF);
vii.	Corbin Capital Partners GP, LLC (CCPG); and
viii.	Corbin Capital Partners, L.P. (CCP).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

       The address of the principal business office of each of ASPIF II, ASOF, Alameda, Alamosa and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, CCPG and CCP is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c).	Citizenship:

       Each of ASPIF II, ACM and CCP is a Delaware limited partnership. Each of ASOF, Alameda and Alamosa is a Cayman Islands exempted limited partnership. CEOF is a Cayman Islands exempted company. CCPG is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:

		Class A common stock, par value $0.0001 per share (the Shares)

Item 2(e).	CUSIP Number:

		89301B203

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or
		240.13d-2(b) or (c), Check Whether the Person Filing is a:

		This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

		As of the date hereof, ACM may be deemed the beneficial owner of 1,206,859 Shares underlying Units, which amount includes (i) the 198,247 Shares underlying Units beneficially owned by ASPIF II, (ii) the 278,141 Shares underlying Units beneficially owned by ASOF, (iii) the 174,487 Shares underlying Units beneficially owned by Alameda and (iv) the 555,984 Shares underlying Units beneficially owned by Alamosa. Each of CCPG and CCP may be deemed the beneficial owner of 278,141 Shares underlying Units, which amount includes the 278,141 Shares underlying Units beneficially owned by CEOF.

Item 4(b).	Percent of Class:

       As of the date hereof, ACM may be deemed the beneficial owner of approximately 8.0% of Shares outstanding, which amount includes (i) 1.3% of Shares outstanding beneficially owned by ASPIF II, (ii) 1.9% of Shares outstanding beneficially owned by ASOF, (iii) 1.2% of Shares outstanding beneficially owned by Alameda and (iv) the 3.7% of Shares outstanding beneficially owned by Alamosa. Each of CCPG and CCP may be deemed the beneficial owner of approximately 1.9% of Shares outstanding, which amount includes 1.9% of Shares outstanding beneficially owned by CEOF (these percentages are based on 15,000,000 Shares outstanding as reported in the Issuers Prospectus filed with the Securities and Exchange Commission on December 13, 2021).

Item 4(c).	Number of shares as to which such person has:

ASPIF II:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  198,247
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  198,247
ASOF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  278,141
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  278,141
Alameda:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  174,487
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  174,487
Alamosa:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  555,984
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  555,984
ACM:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,206,859
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,206,859

CEOF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  278,141
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  278,141

CCPG:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  278,141
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  278,141

CCP:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  278,141
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  278,141

	The Shares are directly held by ASPIF II, ASOF, Alameda, Alamosa and CEOF (the Direct Holders). As ASPIF II, ASOF, Alameda and Alamosas investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF II, ASOF, Alameda and Alamosa. As CEOFs investment manager,
CCP has the power to vote and direct the disposition of all Shares held by CEOF. This report shall not be deemed an admission that ACM, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.		Ownership of Five Percent or Less of a Class.

		This Item 5 is not applicable.

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.

		This Item 6 is not applicable.

Item 7.		Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

		This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

   	ASPIF II, ASOF, Alameda, Alamosa, ACM, CEOF, CCPG and CCP may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 1,485,000 Shares. CEOF, CCPG and CCP disclaim beneficial ownership over the Shares held directly by ASPIF II, ASOF, Alameda and Alamosa. ASPIF II, ASOF, Alameda, Alamosa and ACM disclaim beneficial ownership over the Shares held directly by CEOF.

Item 9.		Notice of Dissolution of Group.

		This Item 9 is not applicable.

Item 10.	Certifications.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alamosa (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


December 20, 2021

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


EXHIBIT INDEX

Ex. No.99

Description
Joint Filing Agreement



       JOINT FILING AGREEMENT

       The undersigned hereby agree that the statement on Schedule 13G with respect to shares of Class A common stock of Trajectory Alpha Acquisition Corp., filed December 20, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alamosa (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


December 20, 2021